EXHIBIT 99.1

Equinox Gold's Chairman, Ross Beaty, to Host Virtual Investor Reception and Corporate Update

VANCOUVER, BC, Feb. 4, 2021 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") today announced that the Company's Chairman, Ross Beaty, will host a virtual investor reception commencing at 7:00 am PT (10:00 am ET) on Tuesday, February 9, 2021, including a corporate update on activities underway at the Company's projects.

Equinox Gold will release its 2021 production and cost guidance before market open on February 9th, and Christian Milau, the Company's CEO, will also discuss Equinox Gold's long-term strategy and upcoming milestones.

The investor reception will be held via webcast so that all participants have the opportunity to see the presentation slides and ask questions of Ross Beaty, Christian Milau and Equinox Gold's executive team. Investors without internet access can listen to the presentation and ask questions by joining the conference call.

Reception details

Webcast
     www.equinoxgold.com

Conference call
     Toll-free in U.S. and Canada: 1-800-319-4610
     International callers: +1 604-638-5340

The webcast will be archived on Equinox Gold's website until August 9, 2021.

View original content:http://www.prnewswire.com/news-releases/equinox-golds-chairman-ross-beaty-to-host-virtual-investor-reception-and-corporate-update-301221738.html

SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/February2021/04/c9703.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:00e 04-FEB-21